EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income Before Income Taxes	$207,929	$199,259	$286,422	$387,473	$346,869
Fixed Charges (as below)	61,742	63,665	74,155	86,900	109,245
Total Earnings	$269,671	$262,924	$360,577	$474,373	$456,114

FIXED CHARGES
Interest Expense	$54,246	$59,539	$66,100	$69,625	$92,068
Credit for Allowance for Borrowed Funds Used During Construction	4,996	1,526	5,955	7,275	2,677
Estimated Interest Element in Lease Rentals	2,500	2,600	2,100	10,000	14,500
Total Fixed Charges	$61,742	$63,665	$74,155	$86,900	$109,245

Ratio of Earnings to Fixed Charges	4.36	4.12	4.86	5.45	4.17